SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NIKE, Inc.
 (Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

654106103
(Cusip Number)

Philip H. Knight
One Bowerman Drive
Beaverton, Oregon 97005
(503) 671-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 257,000,000, which constitutes approximately 15.1% of the 1,706,376,623 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

1.           Name of Reporting Person:

Swoosh, LLC

2.           Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) / X /

3.           SEC Use Only

4.           Source of Funds: OO (See Item 3)

5.           Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.           Citizenship or Place of Organization:  Delaware

7.           Sole Voting Power:  -0-
Number of
Shares
Beneficially                      8.           Shared Voting Power:  -0-
Owned By
Each
Reporting                      9.           Sole Dispositive Power:  -0-
Person
With
10.           Shared Dispositive Power:  -0-

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:

257,000,000 (1)

12.           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.           Percent of Class Represented by Amount in Row (11): 15.1% (1)

14.           Type of Reporting Person:  OO
--------------
(1)  Assumes the conversion of 257,000,000 shares of NIKE, Inc. Class A Common Stock, no par value, into shares of NIKE, Inc. Class B Common Stock, no par value.  The Class A Common Stock is convertible at any time into shares of Class B Common Stock on a one-for-one basis.  Pursuant to Rule 13d-3(b)(1)(i), the number of shares of Class B Common Stock deemed to be outstanding is 1,706,376,623.

Pursuant to Rule 13d-2(a) of Regulation D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends its Schedule 13D Statement dated June 30, 2015, relating to the Class B Common Stock, no par value, of NIKE, Inc.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Paragraphs (b)-(c) of Item 2 are hereby partially amended by adding the following:

As previously reported in Items 4 and 6, Philip H. Knight (“PHK”) has held both Class X Board Seats on the Swoosh Board since June 30, 2015, thereby entitling him to two votes on the five seat Swoosh Board.  Effective December 31, 2015, PHK resigned one of his Class X Board Seats and, in his capacity as the sole Class X Member of Swoosh, appointed Travis A. Knight (“TAK”) as a Class X Director to fill the vacancy created by PHK’s resignation.  PHK and TAK now each hold one Class X Board Seat.

TAK’s principal occupation or employment is serving as the President and Chief Executive Officer of the animation studio LAIKA, LLC, which specializes in feature films.  TAK’s business address is 22990 NW Bennett Street, Hillsboro, Oregon 97214.

There has been no change in Swoosh’s three Independent Directors.

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  December 31, 2015

SWOOSH, LLC

By:      /s/ Philip H. Knight
Philip H. Knight, President